

Mail Stop 3561

June 1, 2009

Via U.S. Mail

Al A. Gonsoulin
Chief Executive Officer
Phi, Inc.
2001 SE Evangeline Thruway
Lafayette, LA 70508

> **Re: Phi, Inc.**
> **File Number: 000-09827**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Schedule 14C filed April 15, 2009**

Dear Mr. Gonsoulin

We have conducted a review of the above referenced filings. We ask you to revise future filings in response to these comments. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. We also ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K

Item 1A. Risk Factors, page 4

1. In future filings, please remove the reference in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.

Definitive Information Statement on Schedule 14C

Executive Compensation, page 7

Process, page 7

2. We note your disclosure in the fourth paragraph under this heading that you compare the compensation of your executive officers with a peer group made up of four companies in related industries, and a larger number of service companies with similar revenues, number of employees and/or geographical location. In future filings, please disclose the degree to which the compensation committee considers the four peer companies, as well as the service companies in the larger survey, comparable to you. Please tell us whether you also benchmark against the companies found in the larger compensation surveys of companies with similar industry and revenue size in your executive compensation process. If so, please revise your executive compensation disclosure in future filings to identify the companies in the additional separate surveys used if they were a material component of your executive compensation consideration. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentive Compensation, page 8

3. In future filings, please disclose all financial targets and departmental goals that must be achieved in order for your executive officers to earn their annual incentive compensation, including pre-tax income threshold, business plan and stretch level amounts. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

4. We note that your chief executive officer may modify the award for senior management based upon accomplishment of certain goals and a subjective evaluation of the individual's performance. In future filings, please provide insight into the factors considered by the chief executive officer and the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Certain Transactions, page 13

5. In future filings, please provide additional description of your policies and procedures for the review, approval and ratification of any transaction required to be reported pursuant to Item 404(a) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor